Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Motus GI Holdings, Inc. on Form S-3 (No. 333-230516) and Form S-8 (Nos. 333-224003 and 333-230506) of our report dated March 30, 2020, on our audits of the consolidated financial statements as of December 31, 2019 and 2018 and for each of the years then ended, which report is included in this Annual Report on Form 10-K to be filed on or about March 30, 2020. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern and an explanatory paragraph that refers to a change in the method of accounting for leases due to the adoption of ASU 2016-02, Leases.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Philadelphia, PA

March 30, 2020